                                                                      EXHIBIT 12
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in thousands except ratios)
                                   (Unaudited)

                                      Three Months                          Year Ended December 31,
                                         Ended       ---------------------------------------------------------------------
                                        3/31/98         1997          1996           1995           1994         1993(1)
                                       ----------    ----------    ----------     ----------     ----------     ----------
Earnings:
  Income before income taxes and
    cumulative effect of changes
    in accounting principles           $   40,656    $   65,033    $   89,236     $  187,530     $  124,053     $  139,014

  Adjustments:
    Net interest expense (2)               20,492        77,067        58,619         47,099         18,588         24,147
    Amortization of capitalized
      interest                                495         3,221         2,359          2,594          2,299          2,344
    Portion of rental expense
      representative of interest              356         2,714         3,428          2,834          1,581          1,300
    Minority interest of majority-
      owned subsidiaries that have
      fixed charges                        12,233        66,882            --             --             --         16,751
    Undistributed income of less-
      than-50%-owned entities                  --            --       (18,359)        (7,027)       (15,549)        (3,526)
                                       ----------    ----------    ----------     ----------     ----------     ----------
                                       $   74,232    $  214,917    $  135,283     $  233,030     $  130,972     $  180,030
                                       ==========    ==========    ==========     ==========     ==========     ==========

Fixed Charges:
  Net interest expense (2)             $   20,492    $   77,067    $   58,619     $   47,099     $   18,588     $   24,147
  Capitalized interest                      2,876        15,604        16,571         14,043         19,982          9,014
  Portion of rental expense
    representative of interest                356         2,714         3,428          2,834          1,581          1,300
                                       ----------    ----------    ----------     ----------     ----------     ----------
                                       $   23,724    $   95,385    $   78,618     $   63,976     $   40,151     $   34,461
                                       ==========    ==========    ==========     ==========     ==========     ==========

Ratio of Earnings to Fixed Charges            3.1           2.3           1.7            3.6            3.3            5.2
                                       ==========    ==========    ==========     ==========     ==========     ==========


(1) The computation for the year ended December 31, 1993 is for Newmont Mining Corporation ("NMC"), Newmont Gold Company's ("NGC") parent. The computation for this period is presented for NMC because management believes they are more relevant than NGC's historical computations for the same periods due to the fact that effective January 1, 1994 NGC acquired essentially all of NMC's assets and assumed essentially all of NMC's liabilities. The computations are reflective of what they would have been for NGC had this transaction occurred at the beginning of 1993. NGC was fully consolidated into NMC in all periods. NGC had no significant fixed charges in 1993.

(2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.